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                CAPITAL RE CORPORATION AND SUBSIDIARIES
      Exhibit 11 Statement Re: Computation of Per Share Earnings
                             (Unaudited)
            (Dollars in thousands except per share amounts)



                                   Three Months Ended
                                        March 31,
                                   ---------------------
                                   1998            1997
                                   ---------------------

Earnings per common share
(Basic and Diluted)

Net Income                         19,793          17,136

Basic weighted average shares
  outstanding during the period    15,917          15,582
Potentially dilutive employee
  stock options                       455             334
Diluted weighted average shares
  outstanding during the period    16,372          16,196
Basic earnings per common share     $1.24           $1.08
Diluted earnings per common share   $1.21           $1.06

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